UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Novell, Inc.

File No. 000-13351 - CF#26118

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Novell, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 13, 2010, as amended on August 23, 2011.

Based on representations by Novell, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.55	through November 2, 2016
Exhibit 10.56	through November 2, 2016
Exhibit 10.57	through November 2, 2016
Exhibit 10.58	through November 2, 2016
Exhibit 10.59	through November 2, 2016
Exhibit 10.60	through November 2, 2016
Exhibit 10.61	through November 2, 2016
Exhibit 10.63	through November 2, 2016
Exhibit 10.64	through November 2, 2016
Exhibit 10.65	through November 2, 2016
Exhibit 10.66	through November 2, 2016
Exhibit 10.67	through November 2, 2016
Exhibit 10.68	through November 2, 2016
Exhibit 10.69	through November 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel